# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Beauty Health Company, CIK 0001818093
CUSIP: 88331L108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2165 Spring Street, Long Beach, California (CA), 90806
Date of event which requires filing of this statement: 01/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-25-004121
Filed by CIK 0001538853

## Reporting persons
- Mirabella Financial Services LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Beauty Health Company
Address of issuer's principal executive offices: 2165 Spring Street, Long Beach, CA 90806

## Item 2. Person Filing
Name of person filing: Mirabella Financial Services LLP
Address of principal business office or, if none, residence: 11 Strand, London, WC2N 5HR
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0.00%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The shares are reported on behalf of Blue Riband Fund LP for which Mirabella Financial Services LLP acts as the Investment Manager. Mirabella has discretion to procedure the exercise of voting and dispositive power over the shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mirabella Financial Services LLP: Raj Somal, Raj Somal Partner Delivery Team Mirabella (02/06/2026)